Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Effectiveness of Share Consolidation at the Ratio of 1-for-6

BEIJING, China, December 9, 2022 /GLOBE NEWSWIRE/ -- Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a China-based third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced the effective date of a share consolidation of the Company (the “Share Consolidation”), where every six (6) issued and unissued existing ordinary shares of US$0.001 par value each will be consolidated into one ordinary share of a par value of US$0.006 each and every six (6) issued and unissued preferred shares of US$0.001 par value each will be consolidated into one preferred share of a par value of US$0.006 each. All fractional shares will be rounded up to the next whole number.

The Share Consolidation will become effective on December 13, 2022 and will be reflected with The Nasdaq Stock Market LLC (“Nasdaq”) and in the marketplace at the open of business on December 14, 2022, whereupon the ordinary shares begin trading on a share consolidation-adjusted basis. In connection with the Share Consolidation, the Company’s ordinary shares continue to trade on Nasdaq Capital Market under the symbol “PHCF” but trade under a new CUSIP Number, G7306H 119.

The Share Consolidation was reflected in the second amended and restated memorandum and articles of association of the Company which was filed with the General Registry of Cayman Islands on November 23, 2022.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, the Company, incorporated under the laws of Cayman Islands as a holding company, is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, HNW individuals and corporate clients in the People’s Republic of China (“PRC” or “China”), with the main operating activities conducted through the variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or the VIE, and its subsidiaries in China. More information about the Company can be found at: www.puhuiwealth.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com